SUB-ITEM 77M

                                     MERGERS

                               AIM INVESTMENTFUNDS
       AIM ADVANTAGE HEALTH SCIENCES FUND INTO AIM GLOBAL HEALTH CARE FUND

On November 8, 2006, the Board of Trustees of AIM Investment Funds ("AIF") approved an Agreement and Plan of Reorganization (the "Agreement"). On April 12, 2007, at a Special Meeting for shareholders of AIM Advantage Health Sciences Fund (the "Fund"), an investment portfolio of AIM Counselor Series Trust ("ACST"), shareholders approved the Agreement that provided for the combination of the Fund with AIM Global Health Care Fund ("Buying Fund"), an investment portfolio of AIF (the "Reorganization"). Pursuant to the Agreement, on April 23, 2007, all of the assets of the Fund were transferred to Buying Fund. Buying Fund assumed all of the liabilities of the Fund, and AIF issued shares of Buying Fund to the Fund's shareholders. The value of each Buying Fund shareholder's account with the Fund immediately after the Reorganization was the same as the value of such shareholder's account with the Fund immediately prior to the Reorganization. The Reorganization was structured as a tax-free transaction.

For a more detailed discussion on the Reorganization, please refer to the proxy statement that was filed on January 31, 2007 with the SEC under Accession number 0000950129-07-000286.